OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER

8-66084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

12014779

KW 3/31

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 05 2012
13 REGISTRATIONS BRANCH

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RUCKER CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 MOUNT DRIVE (No. and Street)

PERRINEVILLE (City) NEW JERSEY (state) 08535 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MOSE CHAD RUCKER III (732) 855-9241 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673 Quakerbridge Road PO Box 2555 (Address) Hamilton Square (City) NJ (state) 08690 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/5

OATH OR AFFIRMATION

I Chad Rucker swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rucker Capital Partners, LLC as of December 31 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KLAUDIO NIKOLLA
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
NO. 01NI6209067
MY COMMISSION EXPIRES JULY 13, 20 13

Notary Public

Signature

CEO
Title

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Rucker Capital Partners, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2011

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

To the Member of
Rucker Capital Partners, LLC

I have audited the accompanying statement of financial condition of Rucker Capital Partners, LLC as of December 31, 2011, and the related statement of operations and member equity, changes in liabilities subordinated to claims of creditors, changes in member equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rucker Capital Partners, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 24, 2012

RUCKER CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Current Assets		
Cash and cash equivalents	$	155,552
Total Current Assets		155,552
Office Equipment		
Computer equipment		2,847
Less: Accumulated depreciation		(2,847)
		0
Other Assets		-
Total Assets	$	155,552

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable	$	3,515
Total Current Liabilities		3,515
Total Liabilities		3,515
Member Equity		
Member capital		11,461
Member equity		140,576
		152,037
Total Liabilities and Member Equity	$	155,552

See accompanying notes.